Filed pursuant to Rule 433

Registration No. 333-151523

September 21, 2009

A	fter a very volatile July, when the medium-term home price	Robert Shiller, Chief Economist William Smalley, VP: Institutional Sales 973.889.1973
outlook shifted from steep backwardation to indications of a bottom, UMM and DMM have traded in relatively tight ranges in
	September. UMM and DMM have established a consistent	UMM: $26.67 (-$0.16, -0.60%)
	Implied HPA between +8% and +9%. Moderately bullish	DMM: $22.65 ($0.15, 0.66%)
economic data, like this week’s housing starts number, are not
	proving to be enough to move the already positive indications	Implied HPA: +8.21%
higher but rather maintain the current home price expectations.
The market is anticipating that the S&P/Case-Shiller Composite-10 Index will rise to 165.78 by August 2014 from 153.20 today (reflects data through June 2009).

Last week’s market movers:
• CPI: -1.5% YoY (v. -2.1% prev.)
	• Housing Starts: 598k (v. 581k prev.)	“Oh, I think we’re certainly - we’re through the worst of it in residential real estate in all probability…”
• Building Permits: 579k (v. 560k prev.)

This week’s housing market indicators:
	Sept. 22 – FHFA Price Index	– Warren Buffett, September 16th
	Sept. 23 – FOMC Rate Decision	• • •
Sept. 24 – Existing Home Sales
Sept. 25 – New Home Sales
“It will take more than a decade to completely recover from the 40% peak-to-trough decline in national home prices.”
Source: Bloomberg

– Moody’s Investor Service, September 18th

	Major Metro Housing : Market Recap	© MacroMarkets 2009

Contacts

For general inquiries or for more information, please visit www. MacroMarkets.com or call 888-9House5 (888-946-8735)

For press inquiries, please contact Diane Masucci at 973-889-1973 x 103

A registration statement relating to these securities has been filed with the Securities and Exchange Commission. You may obtain a written prospectus by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, MacroShares Housing Depositor, LLC, will arrange to send you the prospectus if you request by calling toll-free 888-9House5.

Important Risks

This Information does not represent an offer to sell securities of the MacroShares Trusts and it is not soliciting an offer to buy securities of these Trusts. There can be no assurance that the Trusts will achieve their investment objectives. An investment in the MacroShare Trusts involves significant risks, including the risk of loss of substantially all of your investment. There is no guarantee as to the amount of any quarterly distribution or the amount of the final distribution to shareholders. You should review the risk factors in the prospectus prior to investing in a MacroShares Trust.

Fluctuations in the underlying value of a MacroShares Trust and other factors may affect the market price of your MacroShares investment. An investment in a MacroShares Trust will not resemble a direct investment in the asset being tracked. The price of the asset being tracked by a MacroShares Trust may be volatile. It may be difficult to predict whether in the long-term the price of the asset being tracked will reflect a generally upward or downward trend. There are risks associated with investing in a product linked to a benchmark.

Additional Information about MacroShares can be found at www.macroshares.com

Major Metro Housing : Market Recap	© MacroMarkets 2009